EXHIBIT 99.11
CONSENT OF EXPERT
     Reference is made to the Annual Report on Form 40-F (the “40-F”) of Cameco Corporation (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.
     I hereby consent to the use of and reference to my name under the heading “Centerra Gold Inc. — Reserves and Resources” in the Company’s Annual Information Form for the year ended December 31, 2006, dated March 28, 2007 (the “AIF”), under the heading “Gold — Qualified Person” in Management’s Discussion and Analysis of Financial Condition and Results of Operation for the year ended December 31, 2006 (the “MD&A”) and in the 40-F, and to disclosure of a scientific and technical nature pursuant to which I have acted in a supervisory capacity under the heading “Centerra Gold Inc. — Reserves and Resources” of the AIF and under the heading “Gold — Qualified Person” in the MD&A.
Sincerely,

/s/ Ian Atkinson
Name:	Ian Atkinson
Title:	Vice President, Exploration, Centerra Gold Inc.
Date: March 31, 2008